2002 Financial Statements

TABLE OF CONTENTS

Management’s Report	FS2
Independent Auditors’ Report and Comments by Auditor to U.S. Readers on Canada — U.S. Reporting Differences	FS3
Consolidated Financial Statements for the Years Ended December 31, 2002 and 2001:
Consolidated Statements of Income and Retained Earnings (Deficit)	FS4
Consolidated Balance Sheets	FS5
Consolidated Statements of Cash Flow	FS6
Notes to the Consolidated Financial Statements	FS7

FS1

Management’s report

The accompanying consolidated financial statements and all information in the annual report are the responsibility of management.

The consolidated financial statements have been prepared by management in accordance with the generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. The consolidated financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this annual report has been prepared on a basis consistent with that in the consolidated financial statements.

Hurricane Hydrocarbons Ltd. maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that financial information is relevant, reliable and accurate and that the Corporation’s assets are properly accounted for and adequately safeguarded.

The Audit Committee of the Board of Directors, composed of non-management Directors, meets regularly with management, as well as the external auditors, to discuss auditing (external, internal and joint venture), internal controls, accounting policy and financial reporting matters. The Committee reviews the consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board.

The consolidated financial statements have been audited by TOO Deloitte & Touche, the independent auditors, in accordance with the generally accepted auditing standards on behalf of the shareholders. TOO Deloitte & Touche have full and free access to the Audit Committee.

(signed) BERNARD F. ISAUTIER President and Chief Executive Officer	(signed) NICHOLAS H. GAY Senior Vice President Finance and Chief Financial Officer

February 28, 2003

FS2

Independent auditors’ report

To the Shareholders of Hurricane Hydrocarbons Ltd.

We have audited the consolidated balance sheets of Hurricane Hydrocarbons Ltd. as at December 31, 2002 and 2001 and the consolidated statements of income, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.

(signed)

TOO DELOITTE & TOUCHE

Almaty, Kazakhstan

February 28, 2003

Comments by Auditor to U.S. Readers on Canada-U.S. Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Corporation’s consolidated financial statements, such as the changes described in Note 2 to the consolidated financial statements. Our report to the shareholders dated February 28, 2003 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the Auditors’ Report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

(signed)

TOO DELOITTE & TOUCHE

Almaty, Kazakhstan

February 28, 2003

FS3

Consolidated statements of income and retained earnings (deficit)

Years ended December 31

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2002	2001	2000

REVENUE
Crude oil	481,114	252,981	301,216
Refined products	322,037	328,958	203,728
Processing fees	2,661	11,338	11,884
Interest and other income	8,936	9,779	6,373

	814,748	603,056	523,201

EXPENSES
Production	60,596	41,231	35,302
Royalties and taxes	58,112	41,023	33,709
Transportation	163,801	50,237	25,152
Refining	21,721	20,562	12,583
Crude oil and refined product purchases	73,327	78,788	48,100
Selling	23,253	19,277	7,728
General and administrative	58,879	51,494	44,565
Interest and financing costs	35,473	19,530	18,708
Depletion and depreciation	45,088	34,254	14,680
Foreign exchange loss (gain)	2,233	1,453	(2,266)

	542,483	357,849	238,261

INCOME BEFORE UNUSUAL ITEMS	272,265	245,207	284,940

UNUSUAL ITEMS
Arbitration settlement (Note 22)	7,134	—	—
Defense costs related to potential takeover	—	5,546	—
Waiver fees and debt restructuring costs	—	—	20,373

INCOME BEFORE INCOME TAXES	265,131	239,661	264,567

INCOME TAXES (Note 17)
Current provision	100,808	79,679	100,708
Future income tax recovery	(313)	(11,285)	(1,051)

	100,495	68,394	99,657

NET INCOME BEFORE MINORITY INTEREST	164,636	171,267	164,910
MINORITY INTEREST	2,068	1,927	9,980
NET INCOME	162,568	169,340	154,930
DEFICIT, BEGINNING OF YEAR	(66,366)	(18,887)	(192,827)
Normal Course Issuer Bid (Note 16 f)	(17,350)	—	—
Common share dividends (Note 15)	—	(209,168)	—
Premium on redemption of series 5 warrants (Note 16 b)	—	(7,626)	—
Future income tax restatement	—	—	19,061
Preferred share dividends	(31)	(25)	(51)

RETAINED EARNINGS (DEFICIT), END OF YEAR	78,821	(66,366)	(18,887)

BASIC NET INCOME PER SHARE (Note 18)	2.01	2.12	2.19

DILUTED NET INCOME PER SHARE (Notes 2 and 18)	1.93	2.02	2.12

See accompanying notes to the consolidated financial statements.

FS4

Consolidated balance sheets

As at December 31

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	2002	2001

ASSETS
CURRENT
Cash and cash equivalents (Note 7)	74,796	64,812
Accounts receivable (Note 8)	92,431	52,287
Inventory (Note 9)	40,529	29,946
Prepaid expenses (Note 10)	44,594	17,319
Current portion of future income tax asset (Note 17)	9,049	5,766

	261,399	170,130
Deferred charges	5,321	3,408
Future income tax asset (Note 17)	24,529	29,444
Long-term investments (Note 11)	—	40,000
Property, plant and equipment (Note 12)	405,479	332,896

TOTAL ASSETS	696,728	575,878

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 13)	96,076	48,758
Short-term debt (Note 14)	25,947	52,557
Prepayments for crude oil and refined products	3,540	7,422

	125,563	108,737
Long-term debt (Note 15)	266,603	281,175
Provision for future site restoration costs	4,167	3,148
Future income tax liability (Note 17)	17,015	24,988

	413,348	418,048

Minority interest (Note 4)	10,753	25,599
Preferred shares of subsidiary	83	91
COMMITMENTS AND CONTINGENCIES (Note 22)
SHAREHOLDERS’ EQUITY
Share capital (Note 16)	193,723	198,506
Retained earnings (deficit)	78,821	(66,366)

	272,544	132,140

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	696,728	575,878

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

(signed) BERNARD ISAUTIER Director	(signed) ROBERT KAPLAN Director

FS5

Consolidated statements of cash flow

Years ended December 31

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	2002	2001	2000

OPERATING ACTIVITIES
Net income	162,568	169,340	154,930
Items not affecting cash:
Depletion and depreciation	45,088	34,254	14,680
Loss on disposition of assets	3,360	—	—
Accrued interest on Kazgermunai debt	3,016	5,679	—
Minority interest	2,068	1,927	9,980
Other non-cash charges	1,007	434	907
Future income tax	(313)	(11,285)	(1,051)

Cash flow	216,794	200,349	179,446
Changes in non-cash operating working capital items (Note 21)	(34,566)	(48,396)	31,532

Cash flow from operating activities	182,228	151,953	210,978
FINANCING ACTIVITIES
Short-term debt	(26,610)	51,557	1,000
Common share dividends (Note 15)	—	(31,830)	—
Redemption of series 5 warrants (Note 16 b)	—	(9,425)	—
Redemption of series 5 corresponding convertible securities (Note 16 c)	—	(3,878)	—
Purchase of common shares (Note 16 f)	(23,549)	—	—
Long-term debt (Note 21)	(17,658)	(8,258)	(173,860)
Deferred charges paid	(2,850)	(2,520)	—
Change in long term receivables	—	—	1,393
Proceeds from issue of share capital, net of share issuance costs	1,417	685	26,743
Preferred share dividends	(31)	(25)	(51)

Cash flow used in financing activities	(69,281)	(3,694)	(144,775)

INVESTING ACTIVITIES
Capital expenditures	(140,102)	(102,732)	(16,977)
Long-term investment (Note 11)	40,000	(40,000)	—
Acquisition of HOP, net of cash acquired (Note 4)	(2,853)	—	(37,229)
Cash acquired on proportionate consolidation of Kazgermunai (Note 6)	—	—	16,638
Purchase of preferred shares of subsidiary	(8)	(13)	(85)

Cash flow used in investing activities	(102,963)	(142,745)	(37,653)

INCREASE IN CASH	9,984	5,514	28,550
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	64,812	59,298	30,748

CASH AND CASH EQUIVALENTS, END OF YEAR	74,796	64,812	59,298

See accompanying notes to the consolidated financial statements.

FS6

Notes to the consolidated financial statements

(EXPRESSED IN UNITED STATES DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF DOLLARS, UNLESS OTHERWISE INDICATED)

NOTE 1

SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

Hurricane Hydrocarbons Ltd. (“Hurricane” or the “Corporation”) is an independent integrated oil and gas corporation, operating in the Republic of Kazakhstan, engaged in the acquisition, exploration, development and production of oil and gas, refining of oil, and the sale of oil and oil products.

The consolidated financial statements of Hurricane have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Corporation, which is incorporated under the laws of Alberta, together with the accounts of its subsidiaries which are incorporated under the laws of Canada, Cyprus, England, Netherlands and Kazakhstan. Intercompany transactions eliminate upon consolidation.

On August 28, 1996, the Corporation entered into a Share Sale-Purchase Agreement with the Republic of Kazakhstan for the purchase of 100% of the issued common shares of Yuzhneftegas, a state owned joint stock company, later renamed to OJSC Hurricane Kumkol Munai (“HKM”), operating in the South Turgai basin, located in South Central Kazakhstan.

As more fully explained in Note 4, effective March 31, 2000, the Corporation acquired 88.4% of the common shares of OJSC Shymkentnefteorgsyntez, later renamed to OJSC Hurricane Oil Products (“HOP”). Accordingly, the consolidated financial statements for the year ended December 31, 2000, as presented, include the operations of HOP as at and for the nine months ended December 31, 2000.

These consolidated financial statements have been reconciled to U.S. Generally Accepted Accounting Principles (“GAAP”) in Note 24.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are subject to measurement uncertainty. Actual results could differ from and affect the results reported in these consolidated financial statements.

With respect to accounting for oil and gas properties, amounts recorded for depreciation, depletion, future site restoration and amounts used for ceiling test calculations, are based on estimates of oil and natural gas reserves. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the consolidated financial statements of future periods could be material.

Joint ventures

As more fully explained in Note 6, certain of Hurricane’s activities are conducted jointly with others through incorporated joint ventures. Accordingly, these consolidated financial statements reflect Hurricane’s proportionate interest in such activities.

Foreign currency translation

Foreign currency amounts, including those of foreign subsidiaries, are expressed in United States dollars using the temporal method as follows:

a)	Monetary assets and liabilities – at the rate of exchange in effect at year end;

b)	Non-monetary assets and liabilities – at historical rates; and

c)	Revenues and expenses – at the average exchange rates during the period, except for provisions for depletion and depreciation, which are translated on the same basis as the related assets.

Gains or losses resulting from such conversions are charged to operations.

FS7

Cash and cash equivalents

Cash and cash equivalents include term deposits with original maturity terms not exceeding 90 days.

Inventories

Crude oil and oil products are valued at the lower of average cost and net realizable value. Materials and supplies are valued at the lower of average cost and replacement cost. Cost comprises direct materials and, where applicable, direct labour costs and those overheads, which have been incurred in bringing the inventories to their present location and condition. Net realizable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Deferred charges

Costs related to the issuance of long-term debt are deferred and amortized over the term of the respective debt instrument on a straight-line basis.

Property, plant and equipment

a)	Petroleum and natural gas properties

Hurricane follows the full cost method of accounting for oil and gas operations whereby all exploration and development expenditures are capitalized. All of Hurricane’s petroleum and natural gas properties are within one cost centre, Kazakhstan. Capitalized expenditures include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and nonproductive wells, gathering and production facilities and equipment and overhead expenses related to exploration and development activities. Proceeds from sales of oil and gas properties are recorded as reductions of capitalized costs, unless the cost centre’s depreciation and depletion rate would change by a factor of 20% or more, whereupon gains or losses are recognized as income. Maintenance and repair costs are expensed as incurred, while improvements and major renovations to assets are capitalized.

Costs accumulated within each cost centre, including the provision for future site restoration expenditures, are depreciated and depleted using the unit-of-production method based upon estimated proved developed reserves before royalties. Significant development projects and expenditures on exploration properties are excluded from the depletion calculation prior to assessment of the existence of proved reserves. Costs for unproved properties and major developments are evaluated periodically for impairment.

Capitalized costs are subject to a cost recovery test (the “ceiling test”). Under this test, costs accumulated are limited to the estimate of future undiscounted net revenues from production of estimated proved reserves at prices and costs in effect at the year end, plus the cost of major developments and unproved developed properties less any impairment of such costs, and less estimated future interest expense, administrative costs, future site restoration costs and income taxes attributable to those operations. If the net carrying cost exceeds the ultimate recoverable amount as computed under the test, a write down is recorded.

b)	Refining facilities and properties

The refinery assets have been recorded as at March 31, 2000 using the ascribed value assigned to such assets resulting from accounting for the acquisition of HOP on that date, under the purchase method of accounting for business combinations. Depreciation is recorded from April 1, 2000 based on the remaining estimated useful lives of the respective assets or categories of assets.

Maintenance and repairs, including minor renewals and improvements are charged to income as incurred. The cost of major renovations and improvements, which increase useful lives, are capitalized. Direct costs incurred in the construction of fixed assets, including labour, materials and supplies are capitalized.

c)	Depreciation of refining facilities

Depreciation is calculated on the straight-line method using the following useful economic lives:

Buildings, warehouses and storage facilities	10 — 20 years
Process machinery and equipment	5 — 20 years
Transport equipment	5 — 30 years
Other tangible fixed assets	3 — 15 years

FS8

d)	Depreciation of other property, plant and equipment

Depreciation is provided for other assets using the declining balance method at the rate of 20% per annum.

Site restoration

Estimated future site restoration costs are provided for on the unit of production basis. Costs are based on engineering estimates of the anticipated method and extent of site restoration, in accordance with current legislation, industry practices and costs. Provision is being made for site restoration costs, where they are probable and can be reasonably estimated.

Revenue recognition

Sales of petroleum and refined products are recorded in the period in which the title to the petroleum or refined product transfers to the customer. Produced but unsold products are recorded as inventory until sold. In the case of Free Carirer (“FCA”) sales, title to the crude oil passes at our refinery. The Corporation records revenue based on a provisional Brent price at the time of delivery, then marks to market at month end to reflect increases or decreases in prevailing Brent prices and adjusts the final price, if necessary, at the bill of lading date according to the contract terms.

Derivative commodity instruments

The Corporation utilizes derivative instruments to manage the Corporation’s exposure to fluctuations in the price of crude oil as described in Note 19.

Hedge accounting is used when there is a high degree of correlation between movements in the fair value of the derivative instrument and the item designated as being hedged. Gains and losses are recorded in the same period as the hedged item and are recorded in the same manner as the hedged item in the Consolidated Statement of Income. If correlation ceases, hedge accounting is terminated and changes in the market value of the derivative instruments are recognized in the period of change.

Stock-based compensation

The Corporation has a stock option plan as described in Note 16. The Corporation uses the intrinsic value method in accounting for stock options. Under this method the Corporation recognizes no compensation expense, as the exercise price of the option is equal to the market price of the stock at the time of grant.

Income taxes

Income taxes are calculated using the liability method of tax accounting. Under this method, future income tax assets and liabilities are computed based on temporary differences between the tax basis and carrying amount on the balance sheet for assets and liabilities. Future income tax liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Comparative figures

The presentation of certain amounts for previous years has been changed to conform with the presentation adopted for the current year.

NOTE 2

CHANGES IN ACCOUNTING STANDARDS

Effective January 1, 2001, the Corporation adopted the new recommendation of the Canadian Institute of Chartered Accountants (“CICA”) with respect to net income per share. Under this new standard, the treasury stock method is used to determine the dilutive effect of all potential common share issues. Only “in the money” dilutive instruments impact the calculation of diluted net income per share. The comparative diluted net income per share amounts for the year ended December 31, 2000 have been restated, as follows, to give effect to the new recommendation.

	Reported	As Restated

Diluted net income per share	$1.92	$2.12

FS9

Effective January 1, 2002 the Corporation adopted the new recommendation of the CICA with respect to stock-based compensation. This new standard requires the disclosure of the impact on net income and net income per share of using the fair value method of accounting for stock options issued to employees on or after January 1, 2002 (Note 16 g).

Effective January 1, 2002 the Corporation adopted the amended recommendation of the CICA with respect to accounting for foreign currency translation. All exchange gains and losses on long-term monetary items that do not qualify for hedge accounting are recognized in income. As at December 31, 2002 the adoption of this amended standard had no impact on the consolidated financial statements.

NOTE 3

COMPANIES CREDITORS ARRANGEMENT ACT

On May 14, 1999, Hurricane Hydrocarbons Ltd. and a subsidiary Hurricane Overseas Services Inc. applied for and obtained an order from the Court of Queen’s Bench of Alberta (the “Court”) under the Companies’ Creditors Arrangement Act. On February 28, 2000, the creditors of the Corporation approved and the Court sanctioned the Fourth Amended and Restated Plan of Compromise and Arrangement (“the Plan”).

The Plan was implemented on March 31, 2000; thereby releasing the Corporation from the protection of the Companies’ Creditors Arrangement Act. Pursuant to the Plan the Corporation has made the following payments to the holders of the U.S. and Canadian Notes:

a)	On March 31, 2000, $87.0 million, comprised of $23.2 million for outstanding interest and liquidated damages payments, $13.6 million in waiver fees and $50.2 million of principal repayments;

b)	On June 30, 2000, $30.2 million, comprised of $15.0 million of principal, a $10.0 million prepayment of principal and $5.2 million in interest;

c)	On September 30, 2000, $54.2 million, comprised of $19.0 million of principal, a $31.0 million prepayment of principal and $4.2 million in interest;

d)	On December 31, 2000, $32.2 million, comprised of $19.0 million of principal, an $11.0 million prepayment of principal and $2.2 million in interest;

e)	On March 31, 2001, $1.0 million in interest;

f)	On June 21, 2001, $24.7 million comprised of $23.8 million of principal and $0.9 million in interest. The U.S. and Canadian note holders were fully repaid as of this date.

In addition, creditors with undisputed claims amounting to $3.3 million plus interest have been paid in full. The plan also contained provisions for amounts that may become payable as a result of settlement agreements or the judgment of a court relating to disputed claims. An arbitration decision was received relating to one of the claims filed and the Corporation has paid $7.1 million for full settlement of the claim (Note 22).

NOTE 4

ACQUISITION OF OJSC HURRICANE OIL PRODUCTS (“HOP”)

On March 31, 2000 the Corporation completed the HOP acquisition, acquiring 88.4% of the issued and outstanding common shares of HOP, an open joint stock company in Kazakhstan listed on the Kazakhstan Stock Exchange, for initial consideration of $118.0 million. During the year ended December 31, 2000, the Corporation acquired a further 3.1% of the issued common shares of HOP for further cash consideration of $3.8 million. During the year ended December 31, 2001, pursuant to an agreement with the vendor of HOP, the Corporation cancelled 153,657 of the shares issued for the acquisition of HOP for $0.4 million. During the year ended December 31, 2002, the Corporation acquired a further 5.6% of the issued common shares of HOP for further cash consideration of $2.9 million. HOP is the owner and operator of an oil refinery based in Shymkent, located in South Central Kazakhstan through which the Corporation processes crude oil.

FS10

The total consideration for the acquisition of HOP prior to the additional purchase of 5.6% in 2002 consists of:

Cash consideration	48,846
Issuance of 19,430,543 common shares of the Corporation from treasury	57,082
Cancellation of 153,657 shares (Note 16 e)	(440)
Issuance of 4,067,381 special warrants convertible into 4,067,381 common shares with no additional payment, on the same basis as the special warrants	11,949
Issuance of corresponding convertible securities in quantities, which allow the holder to exercise such corresponding options and warrants which Hurricane, has outstanding, such that the holder may maintain its percentage ownership of the shares outstanding. The corresponding convertible securities are recorded at their fair market value	2,910
Costs of combination	1,012

121,359

The acquisition of HOP was accounted for under the purchase method with an effective date of March 31, 2000. The results of the operations of the acquired business are included in the accompanying consolidated financial statements since the date of acquisition.

Hurricane’s total purchase price of $121.4 million was assigned to the net assets acquired as follows:

Working capital, including cash of $12.6 million	46,176
Fixed assets	110,099
Minority interest	(13,744)
Future income tax liability	(21,172)

Aggregate consideration	121,359

The acquisition of an additional 5.6% of the issued common stock of HOP for $2.9 million during the year ended December 31, 2002 was accounted for as follows:

Minority interest purchased	16,914
Reduction of fixed assets	(20,087)
Reduction of future income tax liability	6,026

Aggregate consideration	2,853

In addition the Corporation has assumed the rights and obligations under the HOP privatization agreement, whereby the Government of Kazakhstan privatized HOP. Under this agreement, the Corporation is required to invest, or cause HOP to invest, the tenge equivalent of $150.0 million in capital expenditures or investments by December 31, 2001.

The Corporation believes it has met this commitment. The government of Kazakhstan is disputing the Corporation’s assertion that it has met its commitment with respect to HOP. The Corporation is currently engaged in discussions with representatives of the government of Kazakhstan concerning the level of capital expenditures or commitments made as at December 31, 2001. If it is established that the Corporation has not met its commitment within the agreed time frame, the Corporation may be required, under the terms of the agreement, to pay a penalty of 15% of the amount not invested.

NOTE 5

SEGMENTED INFORMATION

Following the acquisition of HOP in 2000, the Corporation became an integrated oil and gas company. All of the commercial activity of the Corporation is concentrated in the Republic of Kazakhstan in Central Asia.

On a primary basis the business segments are:

•	Upstream comprising the exploration, development and production of crude oil and natural gas.

•	Downstream comprising refining and the marketing of refined products and the management of the marketing of crude oil.

The accounting policies of the operating segments are the same as those described in Note 1. Identifiable assets are those used in the operation of the segment.

FS11

The consolidated income tax impact of non-deductible interest expense of $7.5 million for the year ended December 31, 2002 ($3.2 million — 2001 and $5.4 million — 2000) has been allocated to Corporate.

Year ended December 31, 2002	Upstream	Downstream	Corporate	Consolidated

REVENUE
Crude oil	481,114	—	—	481,114
Refined products	93,896	228,141	—	322,037
Processing fees	—	2,661	—	2,661
Interest and other income	5,892	979	2,065	8,936

	580,902	231,781	2,065	814,748

EXPENSES
Production	60,596	—	—	60,596
Royalties and taxes	57,535	577	—	58,112
Transportation	163,791	10	—	163,801
Refining	4,197	17,524	—	21,721
Crude oil and refined product purchases	36,588	36,739	—	73,327
Selling	11,493	11,760	—	23,253
General and administrative	37,093	17,216	4,570	58,879
Interest and financing costs	9,023	1,514	24,936	35,473
Depletion and depreciation	31,647	13,347	94	45,088
Foreign exchange loss	1,024	995	214	2,233

	412,987	99,682	29,814	542,483

INCOME (LOSS) BEFORE UNUSUAL ITEMS	167,915	132,099	(27,749)	272,265

UNUSUAL ITEM
Arbitration settlement	7,134	—	—	7,134

INCOME BEFORE INCOME TAXES	160,781	132,099	(27,749)	265,131

INCOME TAXES
Current provision	64,500	26,463	9,845	100,808
Future income tax	(11,039)	10,726	—	(313)

	53,461	37,189	9,845	100,495

MINORITY INTEREST	—	2,068	—	2,068

NET INCOME	107,320	92,842	(37,594)	162,568

INTERSEGMENT REVENUE	112,754	37,744	—	—

Included in Upstream crude oil revenue are sales to one customer in the amount of $103.0 million.

As at December 31, 2002	Upstream	Downstream	Corporate	Consolidated

Total assets	493,920	169,071	33,737	696,728
Total liabilities	148,247	36,859	228,242	413,348
Capital expenditures	131,875	8,227	—	140,102

FS12

Year ended December 31, 2001	Upstream	Downstream	Corporate	Consolidated

REVENUE
Crude oil	250,947	2,034	—	252,981
Refined products	15,656	313,302	—	328,958
Processing fees	—	11,338	—	11,338
Interest and other income	9,126	91	562	9,779

	275,729	326,765	562	603,056

EXPENSES
Production	41,231	—	—	41,231
Royalties and taxes	41,023	—	—	41,023
Transportation	50,237	—	—	50,237
Refining	—	20,562	—	20,562
Crude oil and refined product purchases	—	78,788	—	78,788
Selling	5,621	13,656	—	19,277
General and administrative	28,024	17,906	5,564	51,494
Interest and financing costs	7,815	1,029	10,686	19,530
Depletion and depreciation	24,116	9,764	374	34,254
Foreign exchange loss (gain)	342	1,478	(367)	1,453

	198,409	143,183	16,257	357,849

INCOME (LOSS) BEFORE UNUSUAL ITEMS	77,320	183,582	(15,695)	245,207

UNUSUAL ITEM
Defense costs related to potential takeover	—	—	5,546	5,546

INCOME (LOSS) BEFORE INCOME TAXES	77,320	183,582	(21,241)	239,661

INCOME TAXES
Current provision	57,589	16,299	5,791	79,679
Future income tax	(38,730)	27,445	—	(11,285)

	18,859	43,744	5,791	68,394

MINORITY INTEREST	—	1,927	—	1,927

NET INCOME (LOSS)	58,461	137,911	(27,032)	169,340

INTERSEGMENT REVENUE	170,911	22,942	—	—

Included in Upstream crude oil revenue are sales to one customer in the amount of $99.5 million.

As at December 31, 2001	Upstream	Downstream	Corporate	Consolidated

Total assets	321,685	215,166	39,027	575,878
Total liabilities	163,263	50,288	204,497	418,048
Capital expenditures	100,259	9,332	616	110,207

FS13

Year ended December 31, 2000	Upstream	Downstream	Corporate	Consolidated

REVENUE
Crude oil	115,791	185,425	—	301,216
Refined products	—	203,728	—	203,728
Processing fees	—	11,884	—	11,884
Interest and other income	5,810	563	—	6,373

	121,601	401,600	—	523,201

EXPENSES
Production	35,302	—	—	35,302
Royalties and taxes	33,709	—	—	33,709
Transportation	25,152	—	—	25,152
Refining	—	12,583	—	12,583
Crude oil and refined product purchases	4,242	43,858	—	48,100
Selling	—	7,728	—	7,728
General and administrative	25,497	14,200	4,868	44,565
Interest and financing costs	193	580	17,935	18,708
Depletion and depreciation	7,707	6,973	—	14,680
Foreign exchange loss (gain)	(3,152)	884	2	(2,266)

	128,650	86,806	22,805	238,261

INCOME (LOSS) BEFORE UNUSUAL ITEMS	(7,049)	314,794	(22,805)	284,940

UNUSUAL ITEM
Waiver fees and debt restructuring costs	—	—	20,373	20,373

INCOME (LOSS) BEFORE INCOME TAXES	(7,049)	314,794	(43,178)	264,567

INCOME TAXES
Current provision	50,196	41,422	9,090	100,708
Future income tax	(58,335)	57,284	—	(1,051)

	(8,139)	98,706	9,090	99,657

MINORITY INTEREST	—	9,980	—	9,980

NET INCOME (LOSS)	1,090	206,108	(52,268)	154,930

INTERSEGMENT REVENUE	201,091	530	—	—

There were no sales to an individual customer in excess of 10% of consolidated revenue.

NOTE 6

JOINT VENTURES

The Corporation has the following interests in two joint ventures:

a)	a 50% equity shareholding with equivalent voting power in Turgai Petroleum CJSC (“Turgai”), formerly Kumkol Lukoil CJSC, which operates the northern part of the Kumkol field in Kazakhstan.

b)	a 50% equity shareholding with equivalent voting power in LLP Kazgermunai (“Kazgermunai”), which operates three oil fields in Kazakhstan: Akshabulak, Nurali and Aksai. From November 28, 2000 Hurricane assumed a more active role in the management of Kazgermunai. As a result, the Corporation commenced accounting for its interest by way of proportionate consolidation from that date.

FS14

As at November 28, 2000 the Corporation’s share of the net assets of Kazgermunai was as follows:

Working capital, including cash of $16.6 million	18,171
Fixed assets	63,172
Long-term debt	(81,343)

Total net assets	—

Kazgermunai is restricted from paying dividends until all outstanding loans have been repaid in full. The long-term debt is non-recourse to the Corporation (as more fully disclosed in Note 15).

The Corporation’s interests in these joint ventures have been accounted for using the proportionate consolidation method. Under this method, the Corporation’s balance sheets, statements of income, retained earnings and deficit and cash flow includes the Corporation’s share of income, expenses, assets, liabilities and cash flows of these joint ventures.

The following amounts are included in the Corporation’s consolidated financial statements as a result of the proportionate consolidation of its joint ventures and before consolidation eliminations:

2002	Turgai	Kazgermunai	Total

Cash	307	2,854	3,161
Current assets, excluding cash	14,248	14,743	28,991
Property, plant and equipment, net	41,602	58,853	100,455
Current liabilities	24,909	4,798	29,707
Long-term debt	—	45,231	45,231
Revenue	72,938	48,284	121,222
Expenses	47,241	37,431	84,672
Net income	25,697	10,853	36,550
Cash flow from operating activities	25,420	19,264	44,684
Cash flow used in financing activities	—	(15,837)	(15,837)
Cash flow used in investing activities	(26,613)	(12,089)	(38,702)

Revenue for the year ended December 31, 2002 includes $55.0 million of crude oil sales made by Turgai and $6.3 million of crude oil sales made by Kazgermunai to Downstream. These amounts were eliminated on consolidation.

2001	Turgai	Kazgermunai	Total

Cash	1,500	11,516	13,016
Current assets, excluding cash	7,426	12,728	20,154
Property, plant and equipment, net	19,394	55,031	74,425
Current liabilities	16,899	5,598	22,497
Long-term debt	—	61,068	61,068
Revenue	67,819	49,803	117,622
Expenses	31,758	39,092	70,850
Net income	36,061	10,711	46,772
Cash flow from operating activities	43,748	18,227	61,975
Cash flow used in financing activities	(50,000)	(20,980)	(70,980)
Cash flow used in investing activities	(13,330)	(4,386)	(17,716)

FS15

Revenue for the year ended December 31, 2001 includes $52.9 million of crude oil sales made by Turgai and $2.6 million of crude oil sales made by Kazgermunai to Downstream. These amounts were eliminated on consolidation.

2000	Turgai	Kazgermunai	Total

Cash	21,082	18,655	39,737
Current assets, excluding cash	3,294	8,375	11,669
Property, plant and equipment, net	8,372	62,405	70,777
Current liabilities	7,545	5,315	12,860
Long-term debt	—	82,048	82,048
Revenue	50,686	3,884	54,570
Expenses	25,931	2,370	28,301
Net income	24,755	1,514	26,269
Cash flow from operating activities	21,397	2,017	23,414
Cash flow used in financing activities	—	—	—
Cash flow used in investing activities	(4,493)	—	(4,493)

Revenue for the year ended December 31, 2000 includes $17.5 million of crude oil sales made by Turgai to Downstream. These amounts were eliminated on consolidation.

NOTE 7

CASH AND CASH EQUIVALENTS

As at December 31, 2002 cash and cash equivalents included $5.7 million of cash dedicated to a margin account for the hedging program (Note 19), which was subsequently released when the Corporation entered into a new facility agreement (Note 23). There were no restrictions on cash as at December 31, 2001.

NOTE 8

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	2002	2001

Trade	61,085	22,724
Value added tax recoverable	1,718	10,153
Due from Turgai	17,357	9,206
Other	12,271	10,204

	92,431	52,287

NOTE 9

INVENTORY

Inventory consists of the following:

	2002	2001

Refined products	6,458	11,348
Crude oil purchased	7,413	—
Crude oil produced	7,837	2,584
Materials and supplies	18,821	16,014

	40,529	29,946

FS16

NOTE 10

PREPAID EXPENSES

Prepaid expenses consist of the following:

	2002	2001

Advances for services and equipment	23,722	14,788
Prepayment of transportation for crude oil sales	17,210	1,104
Prepayment for pipeline tariff	3,662	1,427

	44,594	17,319

NOTE 11

LONG-TERM INVESTMENTS

During the year ended December 31, 2001, the Corporation had entered into a Sale and Purchase Agreement to acquire a 49.9% interest, with equal management rights in a company, which had a 1.75% interest in the Caspian Pipeline Consortium. The first payment of $40.0 million was made on December 28th, 2001.

Conditions set out in the Sale and Purchase agreement could not be met by the deadline of June 13, 2002 and the agreement was terminated. The first payment was refunded in full.

NOTE 12

PROPERTY, PLANT AND EQUIPMENT

		Accumulated
		Depletion and	Net Book
	Cost	Depreciation	Value

2002
Oil and gas	596,110	305,568	290,542
Refining	138,532	27,706	110,826

	734,642	333,274	401,368
Other	7,108	2,997	4,111

	741,750	336,271	405,479

2001
Oil and gas	466,732	274,955	191,777
Refining	153,798	16,939	136,859

	620,530	291,894	328,636
Other	7,108	2,848	4,260

	627,638	294,742	332,896

Excluded from the depletable base of oil and gas properties are undeveloped properties of $17.0 million (December 31, 2001 – $32.3 million) and work in progress of $50.4 million (December 31, 2001 – nil).

NOTE 13

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	2002	2001

Trade	67,167	38,258
Royalties	15,929	7,312
Income taxes	4,729	1,823
Other	8,251	1,365

	96,076	48,758

FS17

NOTE 14

SHORT-TERM DEBT

	2002	2001

Working capital facilities	14,947	42,557
Current portion of term facilities	—	4,000
Joint venture loan payable	11,000	6,000

	25,947	52,557

The working capital facilities are revolving, for terms of one to eight years, are secured and have interest rates ranging from Libor plus 3.5% per annum to 14% per annum.

NOTE 15

LONG-TERM DEBT

Long-term debt is represented by:

	2002	2001

12% Notes	208,210	190,880
Kazgermunai debt	45,231	61,068
Term facility	—	16,000
HOP bonds	13,162	13,227

	266,603	281,175

12% Notes

The Corporation declared a special dividend of C$4.00 per share to the shareholders of record as of August 2, 2001 in the form of $208,610,000, 12% Notes (“Notes”) issued on August 3, due in 2006. These Notes are unsecured, bear interest at the rate of 12% per annum payable semi-annually on August 3 and February 3 and mature on August 4, 2006. The Notes are redeemable at the Corporation’s option in whole or in part on the interest payment dates at 102% up to and including February 3, 2003, at 101% up to and including February 3, 2004 and at 100% thereafter. Each holder of the Notes has the right, upon the occurrence of a change in control, to require the Company to repurchase all or any part (equal to $10,000 or an integral multiple thereof) of the Notes at a price of 101% of the aggregate principal plus accrued and unpaid interest.

Upon issuance, the Corporation paid fractional interests and withholding taxes of $31.8 million in cash and retained a corresponding amount of the Notes. The Corporation repurchased $0.9 million of these Notes on the market in 2001 and subsequently sold all of the Notes except for $0.4 million of the Notes, which were cancelled. On February 3, 2003 the Notes were redeemed (Note 23).

The unamortized issue costs related to the Notes of $1.4 million as at December 31, 2002 ($1.8 million as at December 31, 2001), and the discount on sale of Notes of $1.1 million as at December 31, 2002 ($0.9 million as at December 31, 2001) are recorded as deferred charges and are amortized over the term of the Notes.

Kazgermunai debt

The Kazgermunai debt is non-recourse to the Corporation. The amounts set out below represent the 50% of Kazgermunai’s total debt, which has been included in the consolidated financial statements on a proportionate consolidation basis (see Note 6).

	2002	2001

Kazgermunai senior debt	9,072	27,319
Kazgermunai subordinated debt	24,000	22,181
Loan from government of Kazakhstan	12,159	11,568

	45,231	61,068

FS18

Kazgermunai senior debt

The senior debt bears interest at LIBOR plus 3% and is unsecured. Accrued interest is added to the principal on a semi-annual basis.

Amounts repaid	2002	2001

Principal repaid	17,506	25,000
Interest repaid	1,347	1,659

	18,853	26,659

Kazgermunai subordinated debt

The subordinated debt bears interest at LIBOR plus 3% and is unsecured. Accrued interest is added to the principal on a semi-annual basis. Repayment of the debt will begin after full repayment of the senior debt.

Loan from government of Kazakhstan

The loan from the government of Kazakhstan relates to exploration and development work performed by Yuzneftegas, a state owned enterprise that was purchased by Hurricane Kumkol Limited in 1996 and which subsequently had its name changed to OJSC Hurricane Kumkol Munai, on the Akshabulak, Nurali and Aksai fields prior to the formation of Kazgermunai. The loan bears interest at LIBOR plus 3% and is unsecured. Accrued interest is added to the principal on a semi-annual basis. Repayment of the debt will begin after full repayment of the senior debt.

Kazgermunai is restricted from paying dividends until all outstanding loans have been repaid in full.

Term facility

During the year ended December 31, 2001 the Corporation entered into a secured, term facility for $60 million. The facility was to be repaid in fifteen equal monthly instalments commencing October 2002 and bore interest at LIBOR plus 3.5%. As at December 31, 2002 the Corporation had repaid this facility in full.

Subsequent to December 31, 2002, the Corporation entered into a new term facility (Note 23).

HOP bonds

On March 20, 2001 HOP registered 250,000 unsecured bonds (par value $100) in the amount of $25 million with the National Securities Commission of the Republic of Kazakhstan (the “HOP bonds”). The HOP bonds have a three-year maturity, are due on March 31, 2004 and bear a coupon rate of 10% per annum. The HOP bonds are listed on the Kazakh Stock Exchange.

As at December 31, 2002 134,800 bonds had been issued for consideration of $13.2 million.

The HOP bonds contain certain covenants including a limitation on indebtedness.

Subsequent to December 31, 2002, the Corporation issued the remaining HOP bonds (Note 23).

Repayment

Principal repayments due for each of the next five years and in total are as follows:

	2002	2003	2004	2005	2006	Thereafter	Total

12% Notes	—	—	—	—	208,210	—	208,210
HOP bonds	—	—	13,162	—	—	—	13,162
Kazgermunai	—	—	—	—	—	45,231	45,231

	—	—	13,162	—	208,210	45,231	266,603

The Kazgermunai debt does not have fixed repayment terms. On February 3, 2003, the 12% Notes were redeemed in full.

FS19

Interest Expense

	2002	2001	2000

Interest on long-term debt	29,897	15,870	118
Interest on short-term debt	5,576	3,660	18,590

	35,473	19,530	18,708

NOTE 16

SHARE CAPITAL

a)	Authorized share capital consists of an unlimited number of Class A common shares, and an unlimited number of Class B redeemable preferred shares, issuable in series.

Issued Class A common shares:

	December 31, 2002		December 31, 2001

	Number	Amount	Number	Amount

Balance, beginning of year	80,103,784	198,506	79,808,673	203,930
Shares repurchased and cancelled pursuant to Normal Course Issuer Bid (f)	(2,531,870)	(6,199)	—	—
Stock options exercised for cash	1,267,525	1,314	353,550	589
Corresponding convertible securities, converted (d)	125,756	113	93,018	96
Series 5 warrants converted (b)	—	—	2,200	8
Redemption of Series 5 warrants (b)	—	—	—	(1,799)
Redemption of corresponding convertible securities (c)	—	—	—	(3,878)
Cancelled shares (e)	(8,320)	(11)	(153,657)	(440)

Balance, end of year	78,956,875	193,723	80,103,784	198,506

b)	On March 26, 1997, Hurricane issued C$110.0 million (U.S.$80.0 million) of Special Warrants under a Special Warrant Indenture (the “Indenture”). Under the terms of the Indenture, each Special Warrant was exercisable by the holder thereof, at no additional cost, into one unit, with each unit comprised of one C$1,000 principal amount Note and 45 Series 5 Warrants. C$2.5 million (U.S.$1.8 million) of the proceeds were allocated to the Series 5 Warrants. Each Series 5 Warrant entitled the holder to purchase one common share of the Corporation at a price of C$6.25 until March 26, 2002. As of July 27, 1997, all of the Special Warrants were exercised or were deemed to have been exercised; accordingly, 4,950,000 Series 5 Warrants were issued. No Series 5 warrants were outstanding at December 31, 2002.

The Corporation reached an agreement with the Series 5 warrant holders to redeem 4,943,020 of the outstanding Series 5 warrants on February 23, 2001 at C$2.90 per warrant for a total consideration of $9.4 million. $1.8 million was recorded as a reduction of share capital based upon the average cost of each warrant at issuance, and the remaining $7.6 million was recorded as an increase in the Corporation’s deficit. On February 23, 2001, 2,200 Series 5 warrants were exercised and as at December 31, 2001 there were no outstanding Series 5 warrants.

c)	Simultaneously, the corresponding convertible securities associated with the Series 5 warrants were redeemed under the same terms as the Series 5 warrants at C$2.90 per corresponding convertible security for the total consideration of $3.9 million. On February 23, 2001, 906 of these corresponding convertible securities were exercised and as at December 31, 2001 there were no outstanding corresponding convertible securities associated with the Series 5 warrants.

FS20

d)	On March 31, 2000, also in connection with the acquisition of HOP, the Corporation issued corresponding convertible securities as follows:

Options to purchase 1,105,753 Common Shares of the Corporation at prices and terms which are identical to those options outstanding at March 31, 2000, but in each case the number of options equals 41.16% of the outstanding options. This percentage was changed to 40.80% of the outstanding options granted prior to March 31, 2000. As at December 31, 2002, there were 66,193 outstanding corresponding convertible securities.

e)	The Corporation cancelled 8,320 shares in 2002 to correct the number of shares issued on the exercise of stock options in 2001. The Corporation cancelled 153,657 of the shares issued for the acquisition of HOP in 2001 to correct an error made upon issuance.

f)	During the third quarter of 2002, the Corporation adopted a normal course issuer bid to repurchase, for cancellation, up to 5,253,238 common shares during the period from August 7, 2002 to August 6, 2003. As at December 31, 2002, the Corporation had purchased and cancelled 2,531,870 shares at an average price of C$14.57 per share. The excess of cost over the book value for the shares purchased was applied to retained earnings.

g)	The Corporation maintains an incentive stock option plan (“plan”) under which directors, officers and key personnel may be granted options to purchase class A common shares of the Corporation. The Corporation has reserved 8,076,050 class A common shares for issuance upon the exercise of options granted under the terms of the plan (2001- 8,776,500, 2000 — 7,598,000). The Board of Directors determines the exercise price of each option, provided that no option shall be granted with an exercise price at a discount to market. No compensation expense is recognized in accordance with the Corporation’s accounting policies. The vesting periods established under the Corporation’s stock option plan and the term of the options are set by the board of directors, subject to a maximum term for any option of 10 years. Granted options have a vesting period of four to five years, except for options granted to non-executive directors, which vest immediately.

A summary of the status of the Corporation’s stock option plan as of December 31, 2002 and the changes during the years ended December 31, 2000, 2001 and 2002 is presented below (expressed in Canadian dollars):

		Weighted Average
	Options	Exercise Price

Outstanding at December 31, 1999	2,861,500	2.94
Granted	3,990,000	3.31
Granted under corresponding securities arrangement	1,105,763	2.16
Exercised	(2,447,610)	1.29
Forfeited	(823,948)	3.77

Outstanding at December 31, 2000	4,685,705	3.15
Granted	1,644,243	9.71
Exercised	(446,568)	2.28
Forfeited	(146,500)	7.89

Outstanding at December 31, 2001	5,736,880	3.07
Granted	605,000	14.65
Exercised	(1,393,281)	1.09
Forfeited	(98,463)	6.73

Outstanding at December 31, 2002	4,850,136	5.01

Options exercisable at the end of the year
2001	4,318,524	1.90
2002	3,684,298	3.09

The weighted average fair value of the 605,000 options granted during the year ended December 31, 2002 was $3.5 million.

FS21

All stock options outstanding as of August 3, 2001 were re-priced in connection with the special dividend that was issued by the Corporation. The exercise price was reduced by C$3.78 per share. Certain options had exercise prices less than C$3.78. For these options, the Corporation recorded the cash payable upon exercise of $0.56 million as a dividend.

	Outstanding Options			Exercisable Options

		Weighted
		Average	Weighted		Weighted
Range of	Number of	Remaining	Average	Number	Average
Exercise Price	Options	Contractual Life	Exercise Price	of Options	Exercise Price

			(Cdn$)		(Cdn$)
As at December 31, 2002
0 to 2.5	2,628,443	2.19	0.58	2,543,965	2.20
2.5 to 7.5	308,750	3.12	5.55	92,500	3.04
7.5 to 12.5	1,307,943	3.62	9.32	897,833	5.34
12.5 to 17.5	605,000	4.94	14.65	150,000	14.65

	4,850,136			3,684,298

The Corporation uses the intrinsic value method in accounting for stock options and accordingly provides pro forma disclosure of net income and net income per share as if the fair value method had been applied.

The pro forma net income per share had we applied the fair-value based method of accounting for stock options follows.

	2002	2001	2000

Net income As reported	162,568	169,340	154,930
Pro forma	160,038	165,693	148,439
Basic net income per share As reported	2.01	2.12	2.19
Pro forma	1.98	2.08	2.10
Diluted net income per share As reported	1.93	2.02	2.12
Pro forma	1.90	1.98	2.03

The estimated fair value of the stock options issued were determined using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000

Risk-free interest rate	3.96%	4.69%	5.16%
Expected option life	5 years	5 years	5 years
Expected volatility in the price of the Corporation’s common shares	68%	66%	70%
Expected dividends	—	—	—

NOTE 17

INCOME TAXES

The Corporation and its subsidiaries are required to file tax returns in each of the jurisdictions in which they operate. The prime operating jurisdiction is Kazakhstan with substantially all income earned in Kazakhstan.

The provision for income taxes differs from the results, which would have been obtained by applying the statutory tax rate of 30% to Hurricane’s income before income taxes. This difference results from the following items:

FS22

	2002	2001	2000

Statutory Kazakhstan income tax rate	30%	30%	30%
Expected tax expense	79,539	71,898	79,370
Non-deductible amounts, net	16,230	7,619	23,726
Lower tax rate for South Kumkol field	—	(2,338)	(2,388)
Reversal of lower tax rate for South Kumkol field	4,726	—	—
Income tax withheld on joint venture dividend	—	2,500	—
Future tax recognized	—	(11,285)	(1,051)

Income tax expense	100,495	68,394	99,657

The following are the major future income tax assets and liabilities arising from temporary differences between the carrying values and tax basis of the following assets and liabilities:

	2002	2001

Future income tax assets:
Fixed assets	21,331	23,045
Provision for doubtful debts	2,707	5,265
Provision for obsolete inventories	1,096	1,134
Provision for royalties	4,777	2,068
Provision for inter-company profit eliminations	3,390	3,698
Other	277	—

Total future income tax assets	33,578	35,210

Less: current portion of future income tax assets	9,049	5,766

Long-term future income tax assets	24,529	29,444

Future income tax liabilities:
Fixed assets	17,015	24,988

The Corporation’s principal subsidiaries, HKM and HOP, and the Corporation’s other subsidiaries and joint ventures operating in Kazakhstan are separate taxpayers under Kazakhstani tax legislation.

Taxes are payable in Kazakhstan based on financial statements prepared in accordance with the laws of Kazakhstan rather than financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The majority of the differences between the two sets of financial statements are temporary differences where an expense or revenue item is recorded for Canadian GAAP purposes in a different period than allowed under Kazakhstani law. The provision for Kazakhstani income taxes has been calculated by applying the Kazakhstani statutory tax rate of 30% to the income of Hurricane’s Kazakhstan subsidiaries.

NOTE 18

NET INCOME PER SHARE

The income per share calculations are based on the weighted average and diluted numbers of Class A common shares outstanding during the period as follows:

	2002	2001	2000

Weighted average number of common shares outstanding	80,853,597	79,807,038	70,590,314
Dilution from exercisable options (including convertible securities)	3,346,939	3,842,122	1,637,198
Dilution from Series 5 warrants	—	—	901,642

Diluted number of shares outstanding	84,200,536	83,649,160	73,129,154

FS23

No options were excluded from the calculation of diluted number of shares outstanding for the years ended December 31, 2002 and 2001 and in 2000, 385,870 options were excluded as the exercise price was in excess of market price.

NOTE 19

FINANCIAL INSTRUMENTS

The nature of the Corporation’s operation and issuance of long-term debt exposes the Corporation to fluctuations in commodity prices, foreign currency exchange rates, interest rates and credit risk. The Corporation recognizes these risks and manages its operation in a manner such that exposure to these risks is minimized to the extent practical.

The Corporation’s financial instruments include cash, accounts receivable, all current liabilities and long-term debt. The fair value of cash, accounts receivable and current liabilities approximates their carrying amounts due to the short-term maturity of these instruments. The fair value of Kazgermunai debt and HOP bonds approximate their carrying value as they bear interest at market rates. The fair value of the 12% Notes is $212.4 million versus the carrying value of $208.2 million.

Commodity price risk

The Corporation has entered into a commodity-hedging program where it is utilizing derivative instruments to manage the Corporation’s exposure to fluctuations in the price of crude oil. The Corporation has entered into the following contracts with a major financial institution.

Contract Amount	Contract Period	Contract Type	Price Ceiling	Price Floor

(bbls per month)			($/bbl)	($/bbl)
187,500	January 2003 to December 2003	Zero cost collar	29.00	17.00
75,000	January 2003 to December 2003	Zero cost collar	30.00	17.00
112,500	January 2003 to December 2003	Zero cost collar	29.00	18.00
75,000	January 2003 to December 2003	Zero cost collar	29.50	19.00

For the year ended December 31, 2002, the Corporation had Brent IPE futures contracts in place for 600,000 bbls at a Brent price of $25.27 and 500,000 bbls at a Brent price of $25.22. Through these contracts the Corporation has foregone revenue of $1.5 million.

Foreign currency exchange rate risk

Export revenues are denominated in U.S. dollars and domestic sales of refined products and crude oil are made in the Tenge equivalent to U.S. dollars at the time of sale. Substantial portions of the Corporation’s operating costs are denominated in Tenge. The Corporation manages this exposure by operating in manner that minimizes the need to convert between these currencies.

The Corporation through its Downstream operations has foreign currency exposure as the tax basis of its assets are denominated in Tenge. For Upstream the Corporation has the possibility to revalue the tax basis of its assets using the official annual rate of inflation through the tax stability provisions of its Hydrocarbons contracts. There is no significant forward market for the Tenge, therefore, the Corporation does not hedge this exposure.

Interest rate risk

The Corporation manages its interest rate risk through utilizing fixed and floating rate debt to finance its operations. The floating rate debt exposes the Corporation to fluctuations in interest payments due to changes in interest rates.

Credit risk

A substantial portion of the Corporation’s accounts receivable are with customers in the energy industry and are subject to normal industry risk. The Corporation’s sales of crude oil and refined products are supported by letters of credit issued by major financial institutions.

FS24

NOTE 20

RELATED PARTY TRANSACTIONS

Transactions with Turgai

During the year ended December 31, 2002 the Corporation purchased crude oil from Turgai for $110.0 million, out of which 50%, being $55.0 million, was eliminated on consolidation of the Corporation’s 50% joint venture interest. The remaining 50% remains in cost of purchased crude oil.

During the year ended December 31, 2001 the Corporation purchased crude oil from Turgai for $105.8 million, out of which 50%, being $52.9 million, was eliminated on consolidation of the Corporation’s 50% joint venture interest. The remaining 50% remains in cost of purchased crude oil.

During the year ended December 31, 2000 the Corporation purchased crude oil from Turgai for $35.1 million, out of which 50%, being $17.5 million was eliminated on consolidation of the Corporation’s 50% joint venture interest. The remaining 50% remains in cost of purchased crude oil.

As at December 31, 2002 the Corporation has a loan receivable from Turgai for $11.0 million ($6.0 million as at December 31, 2001).

During the year ended December 31, 2002 the Corporation entered into an agreement with Turgai, under which Turgai owns 50% of the KAM pipeline and gas utilization projects. Under this agreement the Corporation has received payments of $27.5 million (50% – $13.75 million) from Turgai during 2002.

Transactions with Kazgermunai

During the year ended December 31, 2002 the Corporation purchased crude oil from Kazgermunai for $12.6 million, out of which 50%, being $6.3 million was eliminated on consolidation of the Corporation’s 50% joint venture interest. The remaining 50% remains in cost of purchased crude oil.

During the year ended December 31, 2001 the Corporation purchased crude oil from Kazgermunai for $5.2 million, out of which 50%, being $2.6 million was eliminated on consolidation of the Corporation’s 50% joint venture interest. The remaining 50% remains in cost of purchased crude oil.

There were no purchases of crude oil from Kazgermunai during the year ended December 31, 2000.

NOTE 21

CASH FLOW INFORMATION

Interest and income taxes paid:

	2002	2001	2000

Interest paid	30,622	7,491	35,366
Income taxes paid	97,903	102,238	81,082

Changes in non-cash operating working capital items include:

	2002	2001	2000

Increase in accounts receivable	(40,144)	(16,573)	(30,414)
Increase in inventory	(10,583)	(9,138)	(15,677)
Increase in prepaid expenses	(27,275)	(7,089)	(7,381)
Increase (decrease) in accounts payable and accrued liabilities	47,318	(11,044)	30,395
Increase (decrease) in prepayments for crude oil and refined products	(3,882)	(4,552)	11,974
HOP working capital acquired, excluding cash (Note 4)	—	—	33,548
Kazgermunai working capital acquired on proportionate consolidation, excluding cash (Note 6)	—	—	1,533
Decrease in receivable from joint venture	—	—	7,554

	(34,566)	(48,396)	31,532

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Changes in long-term debt includes:

	2002	2001	2000

Proceeds from HOP bonds	—	13,227	—
Proceeds from term facility	(16,000)	16,000	—
12% Notes repurchased	—	(900)	—
12% Notes sold, net of discount	17,195	14,080	—
Repayment of Kazgermunai debt	(18,853)	(26,659)	—
Repayment of Canadian and U.S. notes	—	(24,006)	(173,860)

	(17,658)	(8,258)	(173,860)

NOTE 22

COMMITMENTS AND CONTINGENCIES

Kazakhstani environment

Kazakhstan, as an emerging market, has a business infrastructure that is not as advanced as those usually existing in more developed free market economies. As a result, operations carried out in Kazakhstan can involve risks that are not typically associated with those in developed markets.

The development of instability in the ongoing market transformation process could lead to changes in the fundamental business infrastructure in which the Corporation currently operates. Changes in the political, legal, tax or regulatory environment could adversely impact the Corporation’s operations.

Government taxes and legislation

The local and national tax environment in the Republic of Kazakhstan is subject to change and inconsistent application, interpretation and enforcement. Non-compliance with Kazakhstan laws and regulations can lead to the imposition of penalties and interest.

The Corporation through its operating subsidiaries in Kazakhstan, has disputed tax assessments received for the years 1998 through 2001.

The Corporation has been engaged in two court cases in Kazakhstan pertaining to the disputed assessments for 1998 and 1999. The first involved HOP and was for approximately $8.8 million. HOP has successfully argued its case at the first level of the court system in Kazakhstan and at the Supreme Court level. There is a possibility that the Ministry of State Revenue may appeal to the ultimate appellate level, the Supervisory Commission of the Supreme Court. No provision has been made in the consolidated financial statements for this assessment.

The second case involved HKM and was for a total of approximately $10.5 million including taxes, fines, interest and penalties. HKM was successful at the first level of the court system and was unsuccessful on the majority of the issues at the Supreme Court level. HKM has until April 18, 2003 to appeal to the ultimate appellate level, the Supervisory Commission of the Supreme Court. To date HKM has been unsuccessful in obtaining the Supervisory Commission’s agreement to hear its appeal on the assessed taxes. However, HKM is currently disputing $7.6 million of the $10.5 million related to penalties assessed, as HKM believes there was an incorrect application of the provisions of the tax act. No provision has been made for the disputed penalties. The Corporation has provided for $2.9 million of the $10.5 million in the December 31, 2002 consolidated financial statements. The assessments received for 1998 and 1999 challenged South Kumkol receiving the free economic zone taxation rate of 20% versus the statutory rate of 30% without specifying an amount. As HKM has been unsuccessful in obtaining leave to appeal, it has provided for $4.5 million, which represents the additional taxes due when the 30% statutory rate is applied for South Kumkol from the beginning of 1999 through to the end of 2001. HKM continues to dispute the entire assessment, as it believes the tax stability provisions of its Hydrocarbons Contract establish that HKM is not subject to the assessed taxes.

The Corporation has provided for an additional $2.2 million of taxes relating to the 1998 and 1999 assessments for the years 2000 and 2001.

The Corporation, through its operating subsidiaries in Kazakhstan received tax assessments for 2000 and 2001 amounting to $56.0 million, which have been reduced through negotiations to $45.0 million (including our 50% share of Turgai’s assessments). The Corporation has not provided for these assessments and has filed court cases disputing these assessments. HOP has been successful at the first level of the court system with respect

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to the entire $12.5 million of its assessment. Turgai has been successful at the first two levels of the court system on the majority of its assessment of $12.0 million, of which $6.0 million is our 50% share. The HKM court cases relating to its assessment of $26.5 million commenced in February 2003.

Capital expenditures commitment

Pursuant to the Share Sale-Purchase Agreement with the Republic of Kazakhstan, a commitment was made to invest, in Kazakhstan, an aggregate of $280 million in capital expenditures, investments or other items that may be treated as capital assets of HKM on or before December 31, 2002. These expenditures were to be used to further exploit and develop existing fields and to explore for new additional reserves to enhance future production and revenues. If the required investment is not made within the agreed time period, Hurricane may be required under the terms of the Agreement to pay a penalty of 15% of the amount not invested. As at December 31, 2002, the Corporation believes it has met this commitment. The expenditures and commitments remain subject to audit and certification by the Government of Kazakhstan, under the terms of the Share Sale-Purchase Agreement.

For HOP capital commitments see Note 4.

Legal proceedings

The Corporation and its subsidiary HKM are Claimants in Arbitration Proceedings being conducted under the auspices of the International Court of Arbitration of the International Chamber of Commerce, in Paris, France. The Corporation and HKM are claiming damages in the amount of $31.5 million. The Corporation contends that the defendants, EEG-Erdgas Erdol Gmbh and RWE-DEA AG (the joint venture partners of HKM in the joint venture Kazgermunai LLP) have acted in breach of the Foundation Agreement of the Kazgermunai LLP and certain other related agreements. No amount has been recorded in the consolidated financial statements as at December 31, 2002.

The Corporation had been named as defendant in a claim filed by a company alleging it was retained under a consulting contract since January 17, 1997 until services were suspended in May 1999. The liquidated principal amount claimed was, in aggregate, $6.6 million and an additional unspecified amount was claimed as an alleged penalty provision, with the total claim not to exceed $35.0 million. The arbitration decision has been received and the Corporation has paid $7.1 million for full settlement of the claim.

The Corporation has been named as defendant in a claim filed by a company alleging breach of a consulting contract, in aggregate of $4.7 million. The Corporation believes this claim is without merit and, accordingly, no amount has been recorded in the consolidated financial statements at December 31, 2002.

The Corporation has been named as a defendant in a claim filed by a company alleging a breach of an agreement in the amount of $2.4 million. The Corporation believes this lawsuit is without merit and, accordingly, no amount has been recorded in the consolidated financial statements at December 31, 2002.

Excess profit tax

The Corporation through its subsidiary HKM and joint venture Turgai is subject to excess profit tax under the terms of the Hydrocarbon Exploration and Production contracts they have for oil and gas production. The contracts are specific to each field.

Excess profit tax is in addition to statutory income taxes, which are at a rate of 30%, and excess profit tax takes effect after the field has achieved a cumulative internal rate of return higher than 20% for the specific field. The excess profit tax ranges from 0% to 30% of taxable income for the year for HKM and from 0% to 50% for Turgai. The Corporation did not incur excess profits tax in 2002; it may be subject to excess profit tax for the year ended December 31, 2003 and subsequent years in certain of its fields.

Environmental matters

Extensive national, regional and local environmental laws and regulations in Kazakhstan affect nearly all of our operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality provide for user fees, penalties and other liabilities for the violation of these standards and establish, in some circumstances, obligations to remediate current and former facilities and off-site locations.

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The Corporation believes it is currently in compliance with all existing Republic of Kazakhstan environmental laws and regulations. However, as new environmental laws and legislation are enacted and the old laws are repealed, interpretation, application and enforcement of the laws may become inconsistent. Compliance in the future could require significant expenditures, which may adversely effect the Corporation’s operations.

NOTE 23

SUBSEQUENT EVENTS

Redemption of 12% Notes

On February 3, 2003 the Corporation redeemed all $208,210,000 of its outstanding 12% Notes due in 2006. The Notes were redeemed for an aggregate redemption price of $212,374,200, representing 102% of the principal amount of the Notes, plus accrued and unpaid interest of $12,492,600, for a total of $224,866,800. The deferred charges of $1.4 million recorded as at December 31, 2002 will be expensed upon redemption.

New financing arrangements

On January 2, 2003, HKM entered into a secured $225.0 million facility agreement. HKM has drawn down $190.0 million under this facility. This facility will be repaid in 42 equal installments commencing in July 2003. The facility bears interest at a rate of LIBOR plus 3.25% per annum.

On February 12, 2003, Hurricane Finance B.V., a wholly owned subsidiary of HKM and a special purpose entity, issued U.S.$125.0 million 9.625% Notes due February 12, 2010. The Notes are unconditionally guaranteed by the Corporation, HKM and HOP.

HOP bonds

On February 13, 2003, HOP issued the remaining 115,200 Bonds (par value $100) for consideration of $11.4 million.

NOTE 24

RECONCILIATION OF RESULTS FROM CANADIAN GAAP TO U.S. GAAP

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which conform in all material respects with those applicable in the United States (“U.S. GAAP”), except as set forth below:

Income taxes

Effective January 1, 2000 the Corporation adopted the recommendations of the CICA with respect to accounting for future income taxes and applied this policy retroactively without restatement of prior period consolidated financial statements. This new method differs from U.S. GAAP due to the application of transitional provisions and the accounting for certain tax incentives. In prior years a valuation allowance had been made against the deferred tax asset for U.S. GAAP purposes. This valuation allowance was released in 2000.

Foreign currency translation

Hurricane’s principal operating subsidiaries are HKM and HOP and for Canadian GAAP are classified as integrated which leads to the use of the temporal method of translation (Note 1). Under U.S. GAAP, the Corporation, on a consolidated basis, is required to translate the accounts of its principal operating subsidiaries using the current rate method. The significant changes which result from this difference are a reduction in the carrying value of capital assets and the creation of a cumulative translation account within the equity section of the balance sheet, which reduces total equity.

Accounting for commodity hedges

The Corporation has entered into a commodity hedging program where it is utilizing derivative instruments as described in Note 19. The Corporation has designated these as cash flow hedges under FAS 133 and recognizes in earnings, changes in fair value of these derivatives in the same period as the hedged item. Any change in the fair value of these cash flow hedges before that period are recognized in the balance sheet and in other comprehensive income. $4.4 million is included in accounts payable and in comprehensive income for the year ended December 31, 2002.

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Accounting for oil and gas properties

The Corporation has completed a ceiling test calculation under U.S. GAAP at December 31, September 30, June 30 and March 31, in 2002, 2001 and 2000.

There are certain differences between the full cost method of accounting for oil and gas assets as applied in Canada and as applied in the United States. The Corporation has reviewed such differences and determined that no variances in financial statement balances would have resulted from the application of full cost accounting in accordance with U.S. GAAP.

Consolidated Statements of Income

The application of U.S. GAAP would have the following effects on net income as reported:

Years ended December 31	2002	2001	2000

Net income as reported in accordance with Canadian GAAP	162,568	169,340	154,930
Accounting for income taxes	—	(6,157)	19,061
Amortization of debt issue costs	(29)	(540)	(7,039)
Amortization of discount on debt	—	—	(981)

Net income under U.S. GAAP	162,539	162,643	165,971

Basic income per share under U.S. GAAP	2.01	2.04	2.35

Diluted income per share under U.S. GAAP	1.93	1.94	2.26

Comprehensive income Foreign exchange translation adjustment	(2,235)	(1,598)	(6,111)
Fair value adjustment cash flow hedges	(4,392)	—	—

Total comprehensive income	155,912	161,045	159,860

Stock based compensation

The Corporation has a stock-based compensation plan as described in Note 16. With regard to its stock option plan, the Corporation applies APB Opinion No. 25 in accounting for this plan and accordingly no compensation expense has been recognized. Had compensation expense been determined based on fair value at the grant dates for the stock option grants consistent with the method of SFAS No. 123, the Corporation’s net income and net income per share would have been reduced to the pro forma amounts as indicated below:

Years ended December 31	2002	2001	2000

Net income under U.S. GAAP:
As reported	162,539	162,643	165,971
Pro forma	160,009	158,996	159,480
Basic net income per share:
As reported	2.01	2.04	2.35
Pro forma	1.98	1.99	2.26
Diluted net income per share:
As reported	1.93	1.94	2.27
Pro forma	1.90	1.90	2.18
Stock options vested during period (thousands)	513	1,013	3,428
Weighted average exercise price	6.02	5.90	3.05
Weighted average fair value of options vested during the year	4.93	3.60	1.89
Weighted average fair value of options granted during the year	5.73	4.69	2.05

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The foregoing information is calculated in accordance with the Black-Scholes option pricing model, using the following data and assumptions: volatility, as of the date of grant, computed using the prior one to three-year weekly average prices of the Corporation’s common shares, which ranged from 66% to 70%; expected dividend yield – 0%; option terms to expiry – 5 years as defined by the option contracts; risk-free rate of return as of the date of grant – 3.96% to 5.16%, based on five year Government of Canada Bond yields.

Consolidated Balance Sheets

The application of United States GAAP would have the following effects on balance sheet items as reported:

		Increase
	As reported	(Decrease)	U.S. GAAP

December 31, 2002
Current assets	261,399		261,399
Deferred charges	5,321		5,321
Property, plant and equipment	405,479	(48,645)	356,834
Future income tax assets	24,529	(6,157)	18,372
Current liabilities	125,563	4,392	129,955
Long-term debt	266,603		266,603
Future income tax liability	17,015		17,015
Provision for future site restoration	4,167		4,167
Minority interest	10,753		10,753
Preferred shares of subsidiary	83		83
Shareholders’ equity	272,544	(59,194)	213,350

December 31, 2001
Current assets	170,130		170,130
Deferred charges	3,408		3,408
Property, plant and equipment	332,896	(46,409)	286,487
Future income tax assets	29,444	(6,157)	23,287
Long-term investments	40,000		40,000
Current liabilities	108,737		108,737
Long-term debt	281,175	(29)	281,146
Future income tax liability	24,988		24,988
Provision for future site restoration	3,148		3,148
Minority interest	25,599		25,599
Preferred shares of subsidiary	91		91
Shareholders’ equity	132,140	(52,537)	79,603

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Impact of new and impending U.S. GAAP Accounting Standards

Statement of Financial Accounting Standards No. 143 (“FAS 143”) – Accounting for Asset Retirement Obligations

FAS 143, Accounting for Asset Retirement Obligations, is effective for financial statements issued for fiscal years beginning after June 15, 2002. FAS 143 applies to the legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long- lived asset, except for certain obligations of lessees. The Corporation has not yet evaluated the effect that FAS No 143 will have on the consolidated financial statements.

Statement of Financial Accounting Standards No. 144 (“FAS 144”) – Accounting for the Impairment or Disposal of Long-Lived Assets

FAS 144, Accounting for the Impairment or Disposal of Long Lived Assets, supersedes both FAS No. 121 and the accounting and reporting provisions of APB Opinion No.30. FAS 144 retains the fundamental provisions of FAS121 for recognizing and measuring impairment losses on long-lived assets. FAS 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity rather than a segment of a business. FAS 144 is effective for all fiscal years beginning after December 15, 2001. Adoption of SFAS 144 on January 2002 did not have a material impact on the Corporation’s consolidated financial statements.

Statement of Financial Accounting Standards No. 145 (“FAS 145”) – Rescission of FASB
Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, addressed income statement classification of gains and losses from extinguishment of debt.SFAS No. 64 amended SFAS No. 4 and is no longer necessary due to the rescission of SFAS No. 4.SFAS No. 145 also amended SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Management believes that SFAS No. 145 will have no impact on the Corporation’s financial statements.

Statement of Financial Accounting Standards No. 146 (“FAS 146”) – Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which requires the recognition of a liability when incurred for costs associated with an exit or disposal activity. Management does not believe that SFAS No. 146 will have a material impact on the Corporation’s financial statements.

Statement of Financial Accounting Standards No. 147 (“FAS 147”) – Acquisitions of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9

In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9”. Management does not believe that SFAS No. 147 is applicable to the Corporation’s financial statements.

Statement of Financial Accounting Standards No. 148 (“FAS 148”) – Accounting for Stock-based Compensation Transition and Disclosure – an Amendment of FASB Statement No. 123

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-based Compensation Transition and Disclosure — an Amendment of FASB Statement No. 123”, to provide alternative methods of accounting for stock-based employee compensation.SFAS No. 148 is effective for fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. Management does not believe that SFAS No. 148 will have a material impact on the Corporation’s financial statements.

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Interpretation No. 45 – Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation sets forth expanded disclosure requirements in the financial statements about a guarantor’s obligations under certain guarantees that it has issued. It also clarifies that, under certain circumstances, a guarantor is required to recognize a liability for the fair value of the obligation at the inception of the guarantee. Certain types of guarantees, such as product warranties, guarantees accounted for as derivatives, and guarantees related to parent-subsidiary relationships are excluded from the liability recognition provisions of Interpretation No. 45, however, they are subject to the disclosure requirements. The initial liability recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of Interpretation No. 45 are effective for financial statements for interim or annual periods ending after December 15, 2002. As at December 31, 2002, the Corporation had not issued guarantees that entail this disclosure. The Corporation has not yet determined if the adoption of the new rules will have a material impact on its financial position or results of operations.

Interpretation No. 46 — Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” Interpretation No. 46 prescribes how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Interpretation No. 46 is effective immediately for variable interest entities created after January 31, 2002, and to variable interest entities in which an enterprise obtains an interest after that date. The interpretation applies in the fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Corporation does not believe the adoption of Interpretation No. 46 will have a material impact on its financial position or results of operations.

Consolidated Statements of Income and Deficit reclassifications

Interest and other income is presented within revenue under Canadian GAAP, under U.S. GAAP this would be presented as a separate line item after operating income.

Interest and financing costs is presented within expenses under Canadian GAAP, under U.S. GAAP this would be presented as a separate line item after operating income.

Unusual items as presented under Canadian GAAP would be included within expenses under U.S. GAAP.

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Historical financial data

Years ended December 31

(UNAUDITED)

	2002	2001	2000	1999	1998	1997

INCOME
Revenue	814.7	603.1	523.2	155.2	175.9	94.8
Expenses	(497.3)	(323.7)	(223.5)	(136.8)	(153.9)	(56.0)
Depletion and depreciation	(45.1)	(34.3)	(14.7)	(2.9)	(55.3)	(15.9)
Ceiling test write-downs	—	—	—	(2.1)	(173.4)	—
Income taxes	(100.5)	(68.4)	(99.7)	(17.7)	(22.6)	(7.1)
Unusual items	(7.1)	(5.5)	(20.4)	12.8	—	—
Minority interest	(2.1)	(1.9)	(10.0)	—	—	—

Net Income (Loss)	162.6	169.3	154.9	8.5	(229.3)	15.8

CASH FLOW
Cash flow	216.8	200.3	179.4	17.0	0.6	32.0
Shares issued	1.4	0.7	26.7	—	2.3	0.3
Capital expenditures (net)	140.1	102.7	17.0	15.2	113.0	47.3

BALANCE SHEET
Property, plant and equipment	405.5	332.9	264.5	87.6	76.8	178.8
Long-term debt	266.6	281.2	82.0	—	—	180.5
Net debt	217.8	268.9	47.8	167.8	178.1	154.9
Shareholders’ Equity	272.5	132.1	185.0	(87.6)	(96.0)	130.9

Production (mbopd)	135.8	100.9	84.1	64.3	53.1	45.0
Reserves (as of January 1 of the following year) (proved plus probable) (mmbbls)	518.3	512.3	487.6	458.6	449.5	429.9

STATISTICS
Weighted average common shares outstanding (millions)	80.85	79.81	70.59	44.51	44.24	42.83
Per Share (basic) Net income (loss)	$2.01	$2.12	$2.19	$0.19	$(5.18)	$0.37
Cash flow	$2.68	$2.51	$2.54	$0.38	$0.01	$0.75
Market Price for shares Toronto (C$) – High	25.70	14.30	11.25	3.65	12.00	14.40
Low	8.27	7.10	2.70	0.25	1.40	5.05
Close	16.48	10.80	7.65	3.30	1.76	11.10
United States (U.S.$) – High	16.05	9.05	7.50	2.50	8.66	10.52
Low	5.23	4.41	1.06	0.06	0.84	3.67
Close	10.42	6.82	5.08	2.23	1.16	7.80

SHARE PRICE PERFORMANCE

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Officers of Hurricane Hydrocarbons Ltd.

BERNARD F. ISAUTIER

Director, Chairman of the Board, President and Chief Executive Officer

Bernard F. Isautier was appointed Chief Executive Officer of Hurricane Hydrocarbons Ltd. on September 28, 1999 and Chairman of the Board and President on October 18, 1999. He has been a director of Hurricane since March 19, 1996. He has degrees in Mathematics and Physics from the Polytechnique School of Paris, an Engineering degree from the Mining School of Paris and a Masters of Business Administration from the Institute of Political Sciences in Paris.

Mr. Isautier is currently a director of a number of companies. From 1993 to 1995, he was President and Chief Executive Officer of Canadian Occidental Petroleum Ltd., and from 1990 to 1992, he was Chairman and Chief Executive Officer of Thomson Consumer Electronics Company, a French electronics company.

Prior to 1990, Mr. Isautier served as President and Chief Executive Officer of Polysar Energy and Chemicals Corp. in Toronto, Canterra Energy Ltd. and Aquitaine of Canada in Calgary. Early in his career, Mr. Isautier served as an advisor to the French Minister of Energy and Industry and as an advisor on uranium development to the President of the Republic of Niger. Mr. Isautier is a citizen of Canada and France.

MARLO C. THOMAS

Executive Vice President

Marlo C. Thomas was appointed Executive Vice President in October 2002. In addition, Mr. Thomas is President of Hurricane Kumkol Munai OJSC (HKM), a position he assumed on July 1, 1999 and President of Hurricane Oil Products, a position he has held since September 2000.

Mr. Thomas brings with him 30 years of experience in the oil and gas industry including project start-ups, development and operations in both developed and emerging market countries.

Mr. Thomas joined Hurricane March 1, 1998 as Director, Construction, Maintenance and Transportation Services for HKM. Before Joining Hurricane, Mr. Thomas worked in the oil fields of Northern and Western Canada, Northern Russia and South Central Sudan.

After receiving his initial training in the oil industry from Mackenzie Valley Pipeline and Trans Mountain Pipeline in Canada, Mr. Thomas joined Gulf Canada in 1976. He worked for Gulf Canada in various positions and areas of Western Canada and Russia. In 1992 Mr. Thomas took the position in KomiArcticOil (JV with Gulf Canada and British Gas) as Manager of Operations and Construction where he worked until December 1996. In December 1996, Mr. Thomas left KomiArcticOil and joined the Sudanese State Petroleum Company as the Field Operations Manager in their South Central Sudan oilfield development project where he worked until joining Hurricane.

MIKE AZANCOT

Senior Vice President, Exploration and Production

Mike Azancot was appointed Senior Vice President, Exploration and Production of Hurricane Hydrocarbons Ltd. on February 20, 2000. He holds a Bachelor of Science in Mechanical Engineering and a Master’s Degree in Petroleum Engineering from Heriot Watt University, Edinburgh, United Kingdom. He has 24 years of experience in the oil and gas industry including international exploration and production.

Prior to joining Hurricane he held key positions with Occidental Petroleum in the UK and China and with Lasmo Plc in Indonesia and the UK where he was General Manager for Production and Operations of their European and North African assets.

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NICHOLAS H. GAY

Senior Vice President, Finance and Chief Financial Officer

Nicholas Gay was appointed Senior Vice President Finance and Chief Financial Officer of Hurricane Hydrocarbons Ltd. effective October 1, 2001. He holds a Bachelor of Arts Honors degree in Economics and Economic History from the University of Durham, and is a Fellow of the UK Institute of Chartered Accountants and an Associate Member of the Chartered Institute of Taxation. He has 26 years of international experience in the oil and gas industry.

Prior to joining Hurricane he was President and CEO of Bitech Petroleum Corporation, CFO of PanAfrican Energy Corporation (formerly Ocelot International), both being Canadian companies and Managing Director of Brabant Petroleum Plc based in the UK.

From 1984 to 1991, Mr. Gay worked at Kerr-McGee (UK) Plc where he held various positions including Director of Finance and Administration. Prior to 1984, he worked at LL&E (UK) Inc. and Arthur Andersen & Co.

ANTHONY R. PEART

Senior Vice President, General Counsel and Corporate Secretary

Tony Peart was appointed Senior Vice President, General Counsel and Corporate Secretary of Hurricane Hydrocarbons Ltd. on December 1, 2000. He is an Attorney with degrees in Law and Arts from the University of Witwatersrand in South Africa. He also holds a Post Graduate Diploma in Business Administration from the University of Ghent Business School in Belgium and has completed the Program for Management Development at the Harvard Business School. He has 24 years of experience in the oil and gas industry in management, legal and corporate affairs.

Prior to joining Hurricane he was most recently Managing Director of Bula Resources (Holdings) Plc, an oil company listed on the London and Dublin Stock Exchanges. He was previously Managing Director of MMS Petroleum Plc, a UK junior oil company, and prior to that Mr. Peart held various management positions at Lasmo Plc, Ultramar Exploration Ltd. and Veba Oil and Gas in the United Kingdom.

DERMOT HASSETT

Vice President, Marketing and Transportation

Dermot Hassett was appointed Vice President, Marketing and Transportation of Hurricane Hydrocarbons Ltd. effective September 1, 2002. For two years prior to his appointment Mr. Hassett was Vice President Marketing and Trading for Hurricane’s operating subsidiaries, Hurricane Kumkol Munai and Hurricane Oil Products based in Almaty, Kazakhstan.

He has 24 years of international experience in the oil and gas industry.

Prior to joining Hurricane he was Business Unit Director of Elf Oil UK Limited, Managing Director of Elmgrade Ltd. and held various positions within Amoco UK Ltd. and Mobil Oil UK Ltd..

IHOR P. WASYLKIW

Vice President, Investor Relations

Ihor P. Wasylkiw was appointed Vice President Investor Relations of Hurricane Hydrocarbons Ltd. on March 29, 2000. For two years prior to this appointment Mr. Wasylkiw held the position of Director Investor Relations at Hurricane. Mr. Wasylkiw holds a Bachelor of Science in Mechanical Engineering from the University of Manitoba. He has 24 years of experience in the oil and gas industry.

From 1979 to 1992, Mr. Wasylkiw worked for Shell Canada Limited in various technical and managerial positions. In 1992, he joined Total Gestion Internationale in Paris, France and worked in the former CIS for a number of years in an executive position. Upon his return to Canada, Mr. Wasylkiw spent four years in the investment sector, two years with Research Capital Corp. as a Senior Oil and Gas Analyst.

Mr. Wasylkiw is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Investor Relations Institute. He has been the recipient of the Canadian Petroleum Association Distinguished Service Award.

FS35

Corporate information

DIRECTORS

Bernard F. Isautier
President and Chief Executive Officer
Windsor, United Kingdom

Askar Alshinbaev(1)(2)(3)
Managing Director,
OJSC Kazkommertsbank
Almaty, Kazakhstan

James B.C. Doak(1)(3)
President and Managing Partner,
Megantic Asset Management Inc.
Toronto, Ontario

Hon. Robert P. Kaplan(3)
International Business Consultant
Toronto, Ontario

Jacques Lefevre(1)(2)
Vice Chairman,
Lafarge S.A.
Paris, France

Louis W. MacEachern(2)(3)
President, Fortune Industries Ltd.
Calgary, Alberta

(1)	Audit Committee Member

(2)	Compensation Committee Member

(3)	Corporate Governance Committee Member

OFFICERS

Bernard F. Isautier
President and Chief Executive Officer

Marlo C. Thomas
Executive Vice President

Mike Azancot
Senior Vice President,
Exploration and Development

Nicholas H. Gay
Senior Vice President, Finance and
Chief Financial Officer

Anthony R. Peart
Senior Vice President, General
Counsel and Corporate Secretary

Dermot Hassett
Vice President, Marketing
and Transportation

Ihor P. Wasylkiw
Vice President, Investor Relations

SHARE TRANSFER AGENT

Computershare Trust Company
of Canada
Calgary, Alberta
Toronto, Ontario

AUDITORS

Deloitte & Touche
Almaty, Kazakhstan

BANKERS

National Bank of Canada
Calgary, Alberta

Barclays Bank Plc
Nicosia, Cyprus

ABN Amro Bank Kazakhstan
Almaty, Kazakhstan

Citibank
Almaty, Kazakhstan

Bank Turan Alem
Almaty, Kazakhstan

LEGAL COUNSEL

Davies Ward Phillips Vineberg
Toronto, Ontario

Gowling Lafleur and Henderson LLP
Calgary, Alberta

Paul, Weiss, Rifkind,
Wharton & Garrison
New York, New York

Denton Wilde Sapte
Almaty, Kazakhstan

Bracewell Patterson
Almaty, Kazakhstan

Salans
Almaty, Kazakhstan

INDEPENDENT RESERVOIR CONSULTANTS

McDaniel & Associates
Consultants Ltd.
Calgary, Alberta

OFFICE ADDRESSES

Registered Office

Hurricane Hydrocarbons Ltd.
Suite 1460 Sun Life Plaza,
North Tower, 140 – 4th Avenue S.W.
Calgary, Alberta
Canada T2P 3N3
Tel: (403) 221-8435
Fax: (403) 221-8425
Website: www.hurricane-hhl.com
Email: hurricane@hurricane-hhl.com
Contact: Ihor P. Wasylkiw,
Vice President Investor Relations

UK Representative Office

Ascot Petroleum Consulting Ltd.
Hogarth House, 31 Sheet Street
Windsor, Berkshire
United Kingdom SL4 1BY
Tel: 44 (1753) 410 020
Fax: 44 (1753) 410 030

Kazakhstan Offices

Hurricane Kumkol Munai
Hurricane Oil Products
204 Karasai Batyr Street
Almaty, Republic of Kazakhstan
480009
Tel: 7 (3272) 58-18-48
Fax: 7 (3272) 58-18-60
Contact: Marlo C. Thomas, President

SHARE LISTINGS

The Toronto Stock Exchange
  Trading Symbol – HHL
  S&P/TSX

•	100 Composite Index
•	Energy Index
•	Canadian Midcap Index

New York Stock Exchange
  Trading Symbol – HHL

Germany

Frankfurt
  Trading Symbol – HHCA

FS36

CONVERSION AND EQUIVALENCY TABLES

Multiply by

Kilometres to Miles	0.621
Metric Tonnes to U.S. barrels for 40° API crude	7.746
Hectares to Acres	2.471
Metres to Feet	3.281
C$1.4988 to the U.S.$1.00 as at December 31, 2000
C$1.5911 to the U.S.$1.00 as at December 31, 2001
C$1.5763 to the U.S.$1.00 as at December 31, 2002
Tenge 145.61 to the U.S.$1.00 as at December 31, 2000
Tenge 147.29 to the U.S.$1.00 as at December 31, 2001
Tenge 155.05 to the U.S.$1.00 as at December 31, 2002
1 square km = .386 square miles
1 square km = 247 acres
1 square mile = 640 acres

ABBREVIATIONS AND DEFINITIONS

API	American Petroleum Institute
bbl	barrel
bbls	barrels
bcf	billion cubic feet
bfpd	barrels of fluid per day
bopd	barrels of oil per day
Brent	Brent dated oil reference price
CICA	Canadian Institute of Chartered Accountants
CIF	Cost, Insurance and Freight
CPC	Caspian Pipeline Consortium
CPF	HKM central processing facility located at South Kumkol
C$	Canadian dollars
CPT	Carriage Paid To
DAF	Delivered at Frontier
EBITDA	Earnings before interest, income taxes, depreciation, depletion and amortization
EBRD	European Bank of Reconstruction and Development
FCA	Free Carrier
FOB	Free On Board
GAAP	generally accepted accounting principles
GDP	Gross Domestic Product
GUP	Gas Utilization Project
HKM	OJSC Hurricane Kumkol Munai
HOP	OJSC Hurricane Oil Products
HS&E	health, safety and environment
H2S	hydrogen sulphide
IMF	International Monetary Fund
KAM	Kyzylkiya, Aryskum and Maibulak
km	kilometre(s)
km2	square kilometre(s)
KTO	Kaztransoil
mazut	heavy fuel oil
mbbl	thousand barrels
mbopd	thousand barrels of oil per day
mm	million
mmbbls	million barrels
mmtonnes	million metric tonnes
mm$	million U.S. dollars
NATO	North Atlantic Treaty Organization
OPEC	Organization of Petroleum Exporting Countries
ShNOS	Shymkentnefteorgsyntez
tonnes	metric tonnes
UN	United Nations
U.S.$	United States dollars
VDU	Vacuum Distillation Unit
VGO	Vacuum Gas Oil
$/bbl	U.S. dollars per barrel
2D	two dimensional
3D	three dimensional

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements relate to the Corporation’s future plans, objectives, expectations and intentions. These statements are identified by the use of words such as “may”, “will”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “believe”, “continue” or other similar expressions. These forward-looking statements reflect management’s current expectations and assumptions as to future events that may not prove to be accurate. Actual results are subject to a number of risks and uncertainties and could differ materially from those discussed in these statements. In light of the many risks and uncertainties surrounding our business and operations, you should keep in mind that the forward-looking statements described in this document may not transpire. The Corporation undertakes no obligation, and does not intend, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.